UCBH Holdings, Inc.
555 Montgomery Street
San Francisco, CA 94111
February 21, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attn: David Lyon
Re: UCBH Holdings, Inc.
Request to Withdraw Registration Statement on Form S-4
File No. 333-130262
Ladies and Gentlemen:
In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), UCBH Holdings, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-4 filed on December 12, 2005 (the “Registration Statement”), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
Great Eastern Bank has notified Registrant that Great Eastern Bank’s Board of Directors has accepted Cathay General Bancorp’s offer to acquire Great Eastern Bank and, accordingly, has terminated the Agreement and Plan of Merger dated October 13, 2005, between Registrant and Great Eastern Bank. Therefore, the Registrant will not proceed with the merger acquisition of Great Eastern Bank or with the registration and sale of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”), as contemplated by the Agreement and Plan of Merger and by the Registration Statement. The Registrant confirms that no shares of the Common Stock have been or will be issued or sold pursuant to the Registration Statement.
The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
If you have questions with respect to this request, please call Nicholas C. Unkovic or Remsen M. Kinne IV of Squire, Sanders & Dempsey L.L.P., counsel to the Registrant at (415) 954-0200.
Sincerely,

UCBH Holdings, Inc.
By:	/s/ Thomas S. Wu
	Name:	Thomas S. Wu
	Title:	Chairman, President and Chief Executive Officer

cc: Nicholas C. Unkovic
Remsen M. Kinne IV
Squire, Sanders & Dempsey L.L.P.
Harold S. Nathan
Robert J. Minkus
Schiff Hardin LLP